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                                                                     EXHIBIT 4.2

                      AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT is entered into as of February 27, 2004 by and between Applix, Inc., a Massachusetts corporation (the "Company") and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the "Rights Agent").

     WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated September 18, 2000 (the "Rights Agreement");

     WHEREAS, the Rights (as defined in the Rights Agreement) are still redeemable; and

     WHEREAS, the Company has directed the Rights Agent to enter into this Amendment No. 1 to the Rights Agreement pursuant to Section 27 of the Rights Agreement;

     NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, the parties agree as follows:


         1.       Section 1(a) is deleted and replaced in its entirety by:

                  "(a) `Acquiring Person' shall mean any Person who or which together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or (iv) any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an `Acquiring Person' as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the shares of Common Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, then such Person shall be deemed to be an `Acquiring Person.' Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an `Acquiring Person,' as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an `Acquiring Person,' as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an `Acquiring Person' for any purposes of this Agreement unless and until such Person shall again become an `Acquiring Person.' Notwithstanding the foregoing, Brad Fire, any Affiliate or Associate of Brad Fire,




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         or any Person of which Brad Fire is an Affiliate or Associate shall not be deemed an `Acquiring Person' for any purposes of this Agreement unless and until such Person becomes the Beneficial Owner of 20% or more of the shares of Common Stock of the Company then outstanding."



                                  [END OF TEXT]



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         IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 to Rights Agreement, intending that it be executed under seal, as of the date first written above.


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
APPLIX, INC.                                                  AMERICAN STOCK TRANSFER & TRUST
                                                              COMPANY, AS RIGHTS AGENT



By: /s/ Milton A. Alpern                                      By: /s/ Herbert J. Lemmer
   --------------------------------------------------            -----------------------------------------------
   Name: Milton A. Alpern                                        Name: Herbert J. Lemmer
   Title: Chief Financial Officer                                Title: Vice President

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